Exhibit 99.1

Globus Maritime Limited Reports Financial Results for the Quarter

Ended March 31, 2023

Glyfada, Greece, June 2, 2023, Globus Maritime Limited (“Globus”, the “Company”, “we”, or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the quarter ended March 31, 2023.

•         Revenue

o	$8.6 million in Q1 2023 compared to $18.4 million in Q1 2022

•         Net income

o	$2.6 million in Q1 2023 compared to $12.1 million in Q1 2022

•         Adjusted EBITDA

o	$1.3 million in Q1 2023 compared to $13.8 million in Q1 2022

•         Time Charter Equivalent

o	$8,780 per day in Q1 2023 compared to $23,643 per day in Q1 2022

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate nine dry bulk carriers, consisting of four Supramax, one Panamax and four Kamsarmax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Galaxy Globe	2015	Hudong-Zhonghua	Kamsarmax	October 2020	81,167	Marshall Is.
Diamond Globe	2018	Jiangsu New Yangzi Shipbuilding Co.	Kamsarmax	June 2021	82,027	Marshall Is.
Power Globe	2011	Universal Shipbuilding Corporation	Kamsarmax	July 2021	80,655	Marshall Is.
Orion Globe	2015	Tsuneishi Zosen	Kamsarmax	November 2021	81,837	Marshall Is.
Weighted Average Age: 11.4 Years as at March 31, 2023					626,257

Current Fleet Deployment

All our vessels are currently operating on short-term time charters, we generally consider as spot charters, the charters that are below one year in duration and/or are chartered on index linked basis (“on spot”).

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,

P.O. Box 1405, Majuro, Marshall Islands MH 96960

Comminucations Address: c/o Globus Shipmanagement Corp.

128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece

Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr

www.globusmaritime.gr

Management Commentary

“The market was generally weak during the first quarter of 2023 with some improvement in the beginning of the second quarter. Recently the market has weakened again, but our view on the dry bulk prospects remains positive in the medium and longer term. We believe that positions in the industry should be taken with a long-term view. Our optimism is primarily derived from the supply side of the dry bulk industry; with the order book being historically at relatively low levels, which coupled with the environmental regulations regarding emissions and fuel consumption could constrain the supply further. A lower supply of vessels that could result from a lower orderbook along with the required compliance of new regulations and environmental targets, should have a positive effect on the market, assuming there are no unforeseen demand shocks.

At present we are working with various financial institutions on exploring financing and refinancing transactions with better terms and conditions in order to expand and modernize our fleet.

We are always keen on accretive deals that would allow us not only to modernize our fleet and make it more efficient but also to maximize value for our shareholders.”

Recent Developments

Contract for new building vessels

On April 29, 2022, the Company signed a contract for the construction and purchase of one fuel-efficient bulk carrier of about 64,000 dwt. The vessel will be built at Nihon Shipyard Co. in Japan and is scheduled to be delivered during the first half of 2024. The total consideration for the construction of the vessel is approximately $37.5 million, which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $7.4 million and in March 2023 paid the 2nd instalment of $3.7 million.

On May 13, 2022, the Company signed two contracts for the construction and purchase of two fuel-efficient bulk carriers of about 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China with the first one scheduled to be delivered during the third quarter of 2024 and the second one scheduled during the fourth quarter of 2024. The total consideration for the construction of both vessels is approximately $70.3 million, which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $13.8 million and in November 2022 paid the 2nd instalment of $6.9 million for both vessels under construction.

Debt financing

In August 2022, the Company reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the “CIT loan facility” (as referred at 2021 Annual Report) by the accession of an additional borrower in order to increase the loan facility from a total of $34.25 million to $52.25 million, by a top up loan amount of $18 million for the purpose of financing vessel Orion Globe and for general corporate and working capital purposes of all the borrowers and Globus. The CIT loan facility (including the new top up loan amount) is now further secured by a first preferred mortgage over the vessel Orion Globe. Furthermore, the benchmark rate was amended from LIBOR to SOFR and the applicable margin from 3.75% to 3.35% for the whole CIT loan facility. The Company also entered into a new swap agreement in order for the additional borrower to enter into hedging transactions (separately from those entered by the other borrowers) with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.).

Sale of vessel

On March 6, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million (absolute amount), before commissions, to an unaffiliated third party, which sale is subject to standard closing conditions. The vessel is expected to be delivered to its new owners in June 2023.

Conflicts

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase the costs of the Company and adversely affect its business, including the ability to secure charters and financing on attractive terms, and as a result, adversely affect the Company’s business, financial condition, results of operation and cash flows. Currently there is no direct effect on the Company’s operations.

Earnings Highlights

	Three months ended March 31,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2023	2022
Revenue	8,579	18,441
Net income	2,586	12,083
Adjusted EBITDA (1)	1,341	13,821
Basic & diluted income per common share (2)	0.13	0.59

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Adjusted EBITDA to net income and net cash generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.
(2)	The weighted average number of common shares for the three-month period ended March 31, 2023, and 2022 was 20,582,301.

First Quarter of the Year 2023 compared to the First Quarter of the Year 2022

Net income for the three-month period ended March 2023 amounted to $2.6 million or $0.13 basic and diluted income per share based on 20,582,301 weighted average number of shares, compared to $12.1 million for the same period last year or $0.59 basic and diluted income per share based on 20,582,301 weighted average number of shares.

Revenue

During the three-month period ended March 31, 2023, and 2022, our Voyage revenues reached $8.5 million and $18.4 million respectively. The 54% decrease in Voyage revenues was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the three-month period ended March 31, 2023, compared to the same period in 2022. Daily Time Charter Equivalent rate (TCE) for the three-month period of 2023 was $8,780 per vessel per day against $23,643 per vessel per day during the same period in 2022 corresponding to a decrease of 63%, which is attributed to the worse conditions throughout the bulk market for the first quarter of 2023.

Fleet Summary data

	Three months ended March 31,
	2023	2022
Ownership days (1)	810	810
Available days (2)	783	810
Operating days (3)	777	798
Fleet utilization (4)	99.3%	98.5%
Average number of vessels (5)	9.0	9.0
Daily time charter equivalent (“TCE”) rate (6)	$8,780	$23,643
Daily operating expenses (7)	$5,579	$5,377

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues plus any potential gain on sale of bunkers less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Selected Consolidated Financial & Operating Data

	Three months ended March 31,
Consolidated Condensed Statements of Operations:	2023	2022
(In thousands of U.S. dollars, except per share data)	(unaudited)
Revenue	8,579	18,441
Voyage and Operating vessel expenses	(6,133)	(3,555)
General and administrative expenses	(1,114)	(1,075)
Depreciation and amortization	(2,438)	(2,355)
Reversal of Impairment	4,400	-
Other income, net	9	10
Interest expense and finance cost, net	(506)	(350)
(Loss)/Gain on derivative financial instruments, net	(211)	967
Net income for the period	2,586	12,083

Basic & diluted income per share for the period (1)	0.13	0.59
Adjusted EBITDA (2)	1,341	13,821

(1) The weighted average number of shares for the three-month period ended March 31, 2023, and 2022 was 20,582,301.

(2) Adjusted EBITDA represents net earnings/(losses) before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and
•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to total comprehensive income and net cash generated from operating activities for the periods presented:

	Three months ended March 31,
	2023	2022
(Expressed in thousands of U.S. dollars)	(Unaudited)
Net income for the period	2,586	12,083
Interest expense and finance cost, net	506	350
Loss/(Gain) on derivative financial instruments, net	211	(967)
Depreciation and amortization	2,438	2,355
Reversal of Impairment loss	(4,400)	-
Adjusted EBITDA	1,341	13,821
Payment of deferred dry-docking costs	(3,946)	(891)
Net decrease/(increase) in operating assets	76	(2,562)
Net decrease in operating liabilities	(46)	(42)
Provision for staff retirement indemnities	27	(2)
Foreign exchange (losses)/ gains net, not attributed to cash and cash equivalents	(7)	3
Net cash (used in) / generated from operating activities	(2,555)	10,327

	Three months ended March 31,
	2023	2022
(Expressed in thousands of U.S. dollars)	(Unaudited)
Statement of cash flow data:
Net cash (used in)/generated from operating activities	(2,555)	10,327
Net cash used in investing activities	(3,354)	(15)
Net cash used in financing activities	(767)	(2,248)

	As at March 31,	As at December 31,
	2023	2022
(Expressed in thousands of U.S. Dollars)	(Unaudited)
Consolidated Condensed Balance Sheet Data:
Vessels and other fixed assets, net	151,652	157,633
Cash and cash equivalents (including restricted cash)	50,554	58,801
Other current and non-current assets	21,958	9,024
Total assets	224,164	225,458
Total equity	173,284	170,698
Total debt net of unamortized debt discount	42,725	44,325
Other liabilities	8,155	10,435
Total equity and liabilities	224,164	225,458

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of nine dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate nine vessels with a total carrying capacity of 626,257 Dwt and a weighted average age of 11.4 years as at March 31, 2023.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

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